January 12, 2007

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010
Attention:   Mr. John Reynolds
                     Assistant Director
                     Ms. Cathey Baker

Re: Symmetry Holdings Inc. Amendments to the Registration Statement on Form S-1 File No. 333-135353 Filed November 30, 2006 and December 8, 2006

Ladies and Gentlemen:

        On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated January 10, 2007 to Mr. Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

                    1.        We note you have included a cover letter dated November 30, 2006 filing with your Form S-1 filing on November 30, 2006 which addresses additional changes made in terms of the offering including the reduction of the time period from 18 months to 15 months along with the elimination of the compensation for Symmetry’s officers. We also note that you included a cover letter dated December 8, 2006 with your Form S-1 filing on December 8, 2006. Please note that Rule 101 of Regulation S-T provides that correspondence related to your Form S-1 should be submitted in electronic format. Please submit all correspondence included with your previous filings in electronic format.

Securities and Exchange Commission
January 12, 2007

                    The Company has complied with this comment by filing electronically all correspondence included with its previous filings contemporaneously herewith.

                    2.        We note that the company has added a requirement that a public stockholder who wishes to exercise their conversion rights must be a beneficial owner or owner of record of a public warrant at the time of the vote and retain ownership of both the share and the public warrant until consummation of the business combination with the share and the warrant being cancelled in the conversion process. We note that you have added a risk factor addressing the fact that the public stockholders must retain ownership of both the share and the public warrant until conversion if they wish to exercise conversion rights. Please also address the fact that the typical SPAC does not require retention of the warrant for conversion rights to apply to the public shares.

                    The Company has complied with this comment by revising the disclosure on pages 13, 27, 28, 44 and 70.

The Offering

Conversion rights for public stockholders voting to reject a business combination page 12

                    3.        We note the use of an imbedded list in this section. Rather than include these lists in paragraph form, break them out into bullet points, with one bullet point for each item listed. Please revise throughout your prospectus.

                    The Company has complied with this comment by revising the disclosure on pages 12, 27, 43-44, 70 and 93.

                    4.        We note your statement that “[o]ur existing stockholders do not have the right to convert any of their shares of common stock owned prior to or acquired in this offering as they have agreed to vote all of their shares of common stock in the same way as the majority of the shares of common stock voted by the public stockholders…" Please clarify whether any shares acquired by the existing stockholders after the offering and prior to the vote have conversion rights.

                    The existing stockholders will agree, through letter agreements with the Company, to vote all shares of common stock beneficially owned by them, whether acquired prior to or during the offering, in the same way as a majority of the public stockholders. The existing stockholders will also agree not to acquire any additional shares of common stock of the Company after completion of the offering until consummation of the Company’s initial business combination. Accordingly, the

Securities and Exchange Commission
January 12, 2007

Company has clarified its disclosure by revising pages 11, 13, 31, 69 and 72.

Risk Factors

                    5.        We note your response to comment 10 that you have updated the disclosure on pages 21-22. We cannot locate the disclosure addressing the number and value of the similar blank check companies that have filed with the Commission and have not gone effective. Revise to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

                    The Company has complied with this comment by revising the disclosure on pages 20-21 and 76.

                    Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Randi-Jean G. Hedin

Randi-Jean G. Hedin

cc:   Mr. Corrado De Gasperis

         Mr. Michael Karney
         Branch Chief

         Mr. Paul Belvin
         Associate Director, SEC